Burcon NutraScience Corporation

Consolidated Financial Statements

March 31, 2021 and 2020

(Prepared in Canadian dollars)

Report of Independent Registered Public Accounting Firm

To the Directors of Burcon NutraScience Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burcon NutraScience Corporation and its subsidiaries (together, the Company) as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Investment in Merit Functional Foods Corporation

As described in Notes 2 and 5 to the consolidated financial statements, the Company has an investment in Merit Functional Foods Corporation (“Merit”), which is accounted for under the equity method of accounting. Under the equity method of accounting, investments are recorded at historical cost as an asset and adjusted for dividends received, capital contributions, other transactions that result in changes in ownership interest held by the Company, and the Company’s share of Merit’s earnings or losses, which is recorded as a component of loss and comprehensive loss for the year. Management considers whether there are any indicators of impairment to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When such indicators of impairment exist, the carrying amount of the investment is tested for impairment by comparing the recoverable amount of the investment with its carrying amount. As at March 31, 2021, the Company’s investment in Merit amounted to $13,508,192. For the year ended March 31, 2021, the Company’s share of loss from Merit was $2,421,459 and the Company recorded a gain on dilution of investment in Merit of $6,384,942.

The principal considerations for our determination that performing procedures relating to the investment in Merit is a critical audit matter are the magnitude of the investment in Merit, its related share of loss, and the judgments made by management related to the internal and external factors used in their assessment of impairment indicators. This led to an increased audit effort, including the need to involve auditors of Merit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others: (i) evaluating the Company’s investment in Merit and share of loss in Merit by obtaining, reviewing and evaluating information from the auditor of Merit, including information necessary to understand significant findings or issues identified and actions taken to address them; (ii) assessing the completeness of internal and external factors that could be considered as indicators of impairment of the Company’s investment in Merit, including consideration of evidence obtained in other areas of the audit; and (iii) testing the gain on dilution of investment in Merit, which included comparing the investment value to the shareholders agreement, agreeing the book value of Merit’s net assets at the date of the transaction to underlying accounting records and recalculating the resulting gain on dilution.

Chartered Professional Accountants

Vancouver, British Columbia, Canada
June 29, 2021

We have served as the Company's auditor since 2001.

BURCON NUTRASCIENCE CORPORATION Consolidated Balance Sheets As at March 31, 2021 and March 31, 2020
(Prepared in Canadian dollars)

	March 31, 2021 $	March 31, 2020 $
ASSETS
Current assets
Cash and cash equivalents	13,972,659	15,030,988
Amounts receivable (notes 5 and 13)	338,715	332,248
Inventory	132,473	132,142
Prepaid expenses	154,757	289,278
	14,598,604	15,784,656

Property and equipment (note 3)	1,005,760	470,504
Deferred development costs - net of accumulated amortization of $nil (2020 - $nil) (note 4)	4,463,748	1,554,584
Investment in and loan to Merit Functional Foods Corporation (note 5)	16,401,703	12,204,538
Goodwill	1,254,930	1,254,930

	37,724,745	31,269,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 13)	1,418,049	1,067,251
Lease liability	28,431	—
Deferred revenue (note 6)	—	275,578
Accrued interest (notes 7 and 8)	—	249,310
	1,446,480	1,592,139

Lease liability	5,266	—
Convertible debentures (note 7)	—	6,731,350

	1,451,746	8,323,489
SHAREHOLDERS' EQUITY (note 9)
Capital stock	114,106,836	98,046,103
Contributed surplus	14,058,654	9,030,861
Options	6,490,537	9,673,821
Warrants	594,621	1,792,168
Convertible debentures (note 7)	—	2,762,927
Deficit	(98,977,649)	(98,360,157)

	36,272,999	22,945,723

	37,724,745	31,269,212

Subsequent events (note 17)

Approved by the Board of Directors

"Douglas Gilpin"	"D. Lorne Tyrrell"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

Years ended March 31, 2021 and 2020

(Prepared in Canadian dollars)

	2021 $	2020 $

REVENUE
Research income (note 6)	250,000	—
Royalty income (note 1(b))	8,646	31,134
	258,646	31,134

EXPENSES
Research and development (note 10)	414,005	721,851
Intellectual property	785,957	846,137
General and administrative (notes 11 and 13)	3,654,142	2,186,273

	4,854,104	3,754,261

LOSS FROM OPERATIONS	(4,595,458)	(3,723,127)

INTEREST AND OTHER INCOME (note 13)	446,765	247,918

MANAGEMENT FEE INCOME (notes 6 and 13)	342,469	364,210

GAIN ON DILUTION OF INVESTMENT IN MERIT FUNCTIONAL FOODS CORPORATION (note 5)	6,384,942	—

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORPORATION (note 5)	(2,421,459)	(939,806)

INTEREST AND OTHER EXPENSE (notes 5, 7, 8 and 13)	(770,404)	(589,277)

FOREIGN EXCHANGE (LOSS) GAIN	(4,347)	2,153

LOSS ON DISPOSAL OF EQUIPMENT	—	(949)

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY (note 6)	—	5,384

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(617,492)	(4,633,494)

BASIC AND DILUTED LOSS PER SHARE (note 12)	(0.01)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Changes in Shareholders’ Equity Years ended March 31, 2021 and 2020
(Prepared in Canadian dollars)
	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Convertible debentures $	Deficit $	Total shareholders' equity $

Balance - March 31, 2019	43,941,536	73,361,133	9,001,467	9,184,852	199,117	—	(93,726,663)	(1,980,094)

Loss and comprehensive loss for the year	—	—	—	—	—	—	(4,633,494)	(4,633,494)

Shares issued	51,503,003	25,149,059	—	—	—	—	—	25,149,059

Share issue costs	—	(1,398,921)	—	—	—	—	—	(1,398,921)

Options exercised	173,000	118,350	—	(47,279)	—	—	—	71,071

Options cancelled	—	—	29,394	(29,394)	—	—	—	—

Warrants issued	—	—	—	—	2,030,058	—	—	2,030,058

Warrant issue costs	—	—	—	—	(237,890)	—	—	(237,890)

Warrants exercised	1,182,099	816,482	—	—	(284,538)	—	—	531,944

Warrant adjustment	—	—	—	—	85,421	—	—	85,421

Convertible debentures	—	—	—	—	—	2,762,927	—	2,762,927

Stock-based compensation expense	—	—	—	565,642	—	—	—	565,642

Balance - March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	2,762,927	(98,360,157)	22,945,723

Loss and comprehensive loss for the year	—	—	—	—	—	—	(617,492)	(617,492)

Conversion of convertible debentures	9,047,601	9,809,012	—	—	—	(2,762,927)	—	(7,046,085)

Options exercised	90,884	72,735	—	(33,635)	—	—	—	39,100

Options expired	—	—	5,027,793	(5,027,793)	—	—	—	—

Warrants exercised	2,493,254	6,183,270	—	—	(1,196,762)	—	—	4,986,508

Share issue costs	—	(4,284)	—	—	—	—	—	(4,284)

Warrant issue costs	—	—	—	—	(785)	—	—	(785)

Stock-based compensation expense	—	—	—	1,878,144	—	—	—	1,878,144

Balance - March 31, 2021	108,431,377	114,106,836	14,058,654	6,490,537	594,621	—	(98,977,649)	36,272,999

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION

Consolidated Statements of Cash Flows

Years ended March 31, 2021 and 2020

(Prepared in Canadian dollars)

	2021 $	2020 $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(617,492)	(4,633,494)
Items not affecting cash
Amortization of property and equipment	123,234	37,290
Unrealized foreign exchange loss (gain)	4,474	(1,798)
Interest accretion	(307,875)	(144,343)
Finance income	(6,144)	—
Interest and other expense	770,403	589,277
Gain on dilution of investment in Merit Functional Foods Corporation	(6,384,942)	—
Change in fair value of derivative liability	—	(5,384)
Share of loss in Merit Functional Foods Corporation	2,421,459	939,806
Loss on disposal of equipment	—	949
Warrant adjustment	—	85,420
Stock-based compensation expense	1,646,615	514,983
	(2,350,268)	(2,617,294)
Changes in non-cash working capital items
Amounts receivable	(6,467)	(205,643)
Inventory	(331)	(132,142)
Prepaid expenses	137,279	18,719
Accounts payable and accrued liabilities	190,487	39,806
Deferred revenue	(275,578)	275,578
	(2,304,878)	(2,620,976)
Interest received	(155,973)	(79,812)
Interest paid	(572,097)	(672,195)
Net cash used in operating activities	(3,032,948)	(3,372,983)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	155,973	79,812
Investment in Merit Functional Foods Corporation	—	(13,000,000)
Development costs deferred	(1,978,217)	(1,467,076)
Acquisition of property and equipment	(894,529)	(101,187)
	(2,716,773)	(14,488,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	5,025,608	25,752,074
Issue of warrants	—	1,780,752
Issue of convertible debentures	—	9,500,000
Issue costs	(239,589)	(1,381,417)
Lease liability	(90,153)	—
Short-term loan	—	250,000
Repayment of convertible note	—	(2,000,000)
Repayment of short-term loan	—	(1,500,000)
	4,695,866	32,401,409

FOREIGN EXCHANGE (LOSS) GAIN ON CASH AND CASH EQUIVALENTS	(4,474)	1,798

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,058,329)	14,541,773

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	15,030,988	489,215

CASH AND CASH EQUIVALENTS - END OF YEAR	13,972,659	15,030,988

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 Prepared in Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Pea and canola proteins

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac® and three canola protein products, Puratein®, Supertein® and Nutratein®.

In May 2019, Burcon and two other entities formed Merit Functional Foods Corporation ("Merit Foods").  Merit Foods has completed the construction of a 94,000 square foot protein commercial production facility in Manitoba, Canada to produce, under license, Burcon's pea and canola protein  products.  See note 5 for further details.

b) CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  On August 7, 2020, Burcon and ADM agreed to terminate the Soy Agreement.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon.

2.    Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The Company has consistently applied the same accounting policies throughout all periods presented.  Certain comparatives have been restated to conform with this year's presentation.  The board of directors approved these consolidated financial statements on June 24, 2021.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Details of the Company's subsidiaries at March 31, 2021 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Burcon NutraScience Holdings Corp.	Canadian federally incorporated	100	Investment holding

Investment in Associates

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating policy of the investee without the power to control or jointly control those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting.  Under the equity method of accounting, investments are recorded at historical cost as an asset and adjusted for dividends received, capital contributions, other transactions that result in changes in ownership interest held by the Company, and the Company's share of Merit's earnings or losses, which is recorded as a component of Loss and Comprehensive Loss for the year.  When the Company's share of losses of an associate exceeds the Company's interest in the associate, which includes any long-term interests that, in substance, form part of the Company's net investment in the associate, the Company discontinues recognizing its share of further losses.  Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Management considers whether there are any indicators of impairment to determine whether it is necessary to recognize any impairment loss with respect to the Company's investment in an associate. When such indicators of impairment exist, the carrying amount of the investment is tested for impairment by comparing the recoverable amount with its carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company.  The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company's technologies.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the consolidated statements of operations and comprehensive loss, once the expected future payments can be reliably measured.

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development ("SR&ED") Investment Tax Credits ("ITC") at both the federal and provincial level.  The Company has recognized the refundable portion of ITC at the provincial level but has not recognized the benefits of ITC at the federal level because realization of these benefits is not probable at this time.  The Company's determination of ITC involves uncertainty with respect to management's interpretation of complex tax regulations.  The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in the statement of profit or loss in the period in which they become receivable.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the consolidated financial statements.  Actual results may differ from those estimates.

The significant areas where management's judgment is applied are in determining the fair value of stock-based compensation (see note 9 for assumptions used by management), whether all criteria for deferring development costs are met, the point at which amortization of development costs commences, the expense allocation to deferred development costs and the recoverable amounts of investment in associates, expected credit losses on loans receivable, goodwill, and the discount rate used to fair value the loans receivable from Merit Foods following their modification (note 5).

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.  Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: amortized cost, fair value through profit or loss, and fair value through other comprehensive income.

Derivatives are recognized initially and subsequently at fair value.  Transaction costs are expensed in the consolidated statements of operations and comprehensive loss.  Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss, through profit or loss, in the period in which they arise.

Financial assets carried at amortized cost, which include loans and receivables initially recognized at the amount expected to be received, less a provision for the expected credit loss.  Subsequently, financial assets carried at amortized cost are measured at amortized cost using the effective interest method less a provision for the expected credit loss.  The Company classifies its cash and cash equivalents and amounts receivable as financial assets carried at amortized cost.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value.  Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost:  the impairment loss is the difference between the carrying value of the asset and the amortized cost of the financial asset, less the expected credit loss.  The carrying amount of the asset is reduced by this amount which is recognized in the consolidated statements of operations and comprehensive loss, through profit or loss.  Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the expected credit loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Transaction costs of an equity transaction are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.  Qualifying transaction costs incurred prior to the Company's year-end in anticipation of an issuance of equity instruments subsequent to the Company's year-end are deferred on the consolidated balance sheets until the equity instruments are issued.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization at the following annual rates:

Equipment	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	Straight-line over lease term
Right-of-use assets	Straight-line over lease term

Inventories

Inventories are recorded at the lower of cost and net realizable value.

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.  Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units).  The evaluation is based on the higher of the asset's fair value less costs of disposal and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state.  An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Research and development costs

Research costs are expensed in the year incurred.  Development costs are also expensed in the year incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process.  On July 1, 2019, the Company commenced deferring development costs related to its pea and canola technologies.  The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing on the date the Company starts earning royalties.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets.  Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test.  For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition.  The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state.  If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Deferred income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets are recognized only to the extent they are considered probable to be realized.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model.  Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted.  For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed to operations over the award's vesting period.  When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options.  Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in note 9(c).

Loss per share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of common shares outstanding during the year.  The Company applies the treasury stock method to calculate diluted loss per share.  Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").  These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency.

 b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions.  Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Newly adopted accounting standards and amendments

IFRS 16 - Leases

Effective April 1, 2019, the Company adopted IFRS 16 - Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

The Company applied IFRS 16 on a modified retrospective basis and it did not have a significant impact on the consolidated financial statements.

Accounting standard and amendments issued and not yet adopted

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied retrospectively, with earlier application permitted.  The Company is still considering whether the new standard will have a significant impact on the consolidated financial statements.

3. Property and equipment

		Right-of-Use	Computer	Leasehold
	Equipment	Assets	Equipment	improvements	Total
	$	$	$	$	$

Cost at March 31, 2019	3,777,382	—	85,662	—	3,863,044
Additions	241,683	—	19,218	—	260,901
Disposals	—	—	(3,764)	—	(3,764)
Cost at March 31, 2020	4,019,065	—	101,116	—	4,120,181

Accumulated amortization at March 31, 2019	3,501,562	—	76,793	—	3,578,355
Amortization	68,916	—	5,221	—	74,137
Disposal	—	—	(2,815)	—	(2,815)
Accumulated amortization at March 31, 2020	3,570,478	—	79,199	—	3,649,677

Net book value at March 31, 2020	448,587	—	21,917	—	470,504

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

		Right-of-Use	Computer	Leasehold
	Equipment	Assets	Equipment	improvements	Total
	$	$	$	$	$

Cost at March 31, 2020	4,019,065	—	101,116	—	4,120,181
Additions	628,493	68,549	22,224	88,644	807,910
Cost at March 31, 2021	4,647,558	68,549	123,340	88,644	4,928,091

Accumulated amortization at March 31, 2020	3,570,478	—	79,199	—	3,649,677
Amortization	157,593	46,056	9,909	59,096	272,654
Accumulated amortization at March 31, 2021	3,728,071	46,056	89,108	59,096	3,922,331

Net book value at March 31, 2021	919,487	22,493	34,232	29,548	1,005,760

Additions to property and equipment have been reduced by a cash grant received from the government of Manitoba of $50,000 (2020 - $nil).

4. Deferred development costs

$

Cost at March 31, 2020	1,554,584
Additions	2,909,164

Cost at March 31, 2021	4,463,748

Amortization and impairment at March 31, 2021	—

Net book value at March 31, 2021	4,463,748

Cost at March 31, 2019	—
Additions	1,554,584

Cost at March 31, 2020	1,554,584

Amortization and impairment at March 31, 2020	—

Net book value at March 31, 2020	1,554,584

5.    Investment in and loan to Merit Functional Foods Corporation

On May 23, 2019, Burcon, through a new wholly-owned subsidiary incorporated on May 22, 2019, Burcon Holdings, entered into a shareholders' agreement (the "Shareholders' Agreement") with two other entities (the "Partners") to become shareholders of Merit Foods, to build and own a new commercial production facility (the "Flex Production Facility") in Manitoba, Canada to produce, sell, market and distribute Burcon's Peazazz® and Peazac® pea proteins, Burcon's Puratein®, Supertein® and Nutratein® canola proteins, as well as Burcon's new pea and canola protein blends that it has branded Nutratein-PS® and Nutratein-TZ®. The construction of the Flex Production Facility was completed by December 31, 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

On inception, Burcon Holdings held 40% of the issued and outstanding shares of Merit Foods, and the two other parties held 40% and 20%, respectively. Each shareholder made its respective capital loan advances in June, September, December 2019 and February 2020 by way of shareholder loans totalling $32.5 million (the "Merit Shareholder Loans").

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods. In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the other shareholders of Merit Foods.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods and Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942.

Summary financial position for Merit Foods as at March 31, 2021 and 2020

	As at March 31, 2021	As at March 31, 2020
	$	$

Current assets	16,125,384	5,828,739
Non-current assets	124,970,303	36,056,689
Current liabilities	9,303,585	11,369,931
Non-current liabilities	93,642,063	6,653,724

Summary financial results for Merit Foods

	Year ended March 31, 2021	Period ended March 31, 2020[1]
	$	$

Total revenue	396,093	—
Loss for the year/period	(6,837,195)	(2,349,515)

____________________________
1 Merit Foods was incorporated on May 15, 2019. As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to March 31, 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

As at March 31, 2021, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

At inception	1	—	11,000,000	11,000,001
Modification to loan terms		8,871,512	(8,871,512)	—
Capital loan advance	—	1,613,002	386,998	2,000,000
Share of loss in Merit Foods	—	(939,806)	—	(939,806)
Interest accretion	—	—	144,343	144,343

Net Investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538

Share of loss in Merit Foods	—	(2,421,459)	—	(2,421,459)
Dilution gain of investment in Merit Foods	—	6,384,942	—	6,384,942
Interest accretion	—	—	307,875	307,875
Expected credit loss provision	—	—	(74,193)	(74,193)
Net Investment in Merit Foods, March 31, 2021	1	13,508,191	2,893,511	16,401,703

From inception to December 2019, the Merit Shareholder Loans were recorded as loan receivable. In December 2019, the terms of the Merit Shareholder Loans were finalized. The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts. As a result, Burcon recalculated the fair value at that date, resulting in a reduction of the fair value of the loan receivable that was transferred to a capital contribution account. Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest. For the year ended March 31, 2021, the Company has recorded interest accretion of $307,875 (2020 - $144,343). An expected credit loss provision of $74,193 has been recognized in relation to the loan receivable and included in interest and other expense on the consolidated statement of operations and comprehensive loss.

Burcon has a license agreement (the "License Agreement") with Merit Foods for an exclusive, royalty-bearing, worldwide license to use and exploit Burcon's Products. As part of the Bunge transaction, Bunge, Burcon and the Partners have amended the License Agreement (the "Amended License Agreement") and Burcon, Bunge and the Partners have also amended the Shareholders Agreement (the "Amended Shareholders Agreement"). Under the Amended License Agreement and Amended Shareholders Agreement, Burcon, Bunge and the Partners have agreed to certain contractual rights, including a right, but not an obligation, of Burcon, in certain circumstances, to participate in a sale of all but not less than all of its shares in Merit Foods, and that in certain circumstances, Merit Foods will have the right to buy out from Burcon the Amended License Agreement for $67.5 million, which represents the discounted future royalties over the life of the Amended License Agreement.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement. For the year ended March 31, 2021, included in management fee income is $334,760 (2020 - $350,014) for services provided and $524,321 (2020 - $114,766) for samples sold to Merit Foods, of which $66,709 was included in amounts receivable at March 31, 2021 (March 31, 2020 - $110,594).

Merit Foods also provided certain technical and consulting services to Burcon. For the year ended March 31, 2021, Burcon recorded professional fee expense of $10,720 (2020 - $nil), of which $nil was outstanding as at March 31, 2021.

In May 2020, Burcon announced that Merit Foods had secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce. All of Merit Foods' shareholders, including Burcon Holdings, pledged their shares in Merit Foods as security under the loan facilities with EDC and FCC. In connection with the loan facilities from EDC, Merit Foods had to fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility. Of the prescribed amount, $6.5 million was permitted to be funded by way of a letter of credit ("LC"). To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount. As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan"). The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term. Concurrent with the termination of the LC on August 28, 2020, the Merit Loan Agreement was also terminated on the same date. For the year ended March 31, 2021, Burcon recorded interest income of $120,205 (2020 - $nil) related to the Merit Loan, of which $nil was outstanding as at March 31, 2021 (March 31, 2020 - $nil).

In addition, Burcon provided a guarantee to EDC and FCC in connection with the $85 million financing package (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC, FCC and Merit Foods. The aggregate maximum liability of Burcon under the Guarantees was limited to $4.0 million. As part of the investment by Bunge into Merit Foods, EDC and FCC released the Guarantees on August 28, 2020.

In June 2020, Burcon announced that Merit Foods had secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan"). Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee"). The obligations of the AIP Guarantee are joint and several. However, Burcon Holdings and the Partners (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement'). Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

In total, Merit Foods secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and Protein Industries Canada ("PIC"). In addition to the co-investment received by Merit Foods from PIC, a further co-investment by PIC to Merit Foods was announced in May 2021 to develop new plant-based products. The project has a total investment of $7.9 million, with PIC funding one-half of the total investment into the project.

6. Deferred revenue

In January 2020, Burcon, Société Des Produits Nestlé ("Nestlé ") and Merit Foods entered into a joint development agreement (the "JDA") to tailor Burcon and Merit's plant-based proteins for use in Nestlé food and beverage applications.  The JDA covered ongoing innovation and the future supply of Burcon and Merit’s plant-based proteins from the Flex Production Facility.  The partnership was intended to combine Nestlé’s expertise in the development, production and commercialization of plant-based foods and beverages with Burcon’s proprietary plant protein extraction and purification technology, while leveraging Merit Foods’ plant protein production capabilities.  During the year, Burcon conducted research work and provided various samples to Nestlé for testing and analysis.  The research conducted by Burcon was successful in identifying processing techniques to modify and improve the functionality of Burcon’s and Merit’s plant-based proteins and as such, Burcon’s role in the JDA ended in January 2021, Merit has continued to work with Nestlé for the supply of Merit Foods’ plant protein products.  During the year, Burcon recorded $250,000 that was received in fiscal 2020 from Nestlé as research income.

7.    Convertible debentures and convertible note

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million. Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount. Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured. The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon were to be payable in cash on December 10, 2022. The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share. During the year, the holders of the Debentures converted principal amounts of $1,704,500 for the issuance of 1,623,327 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days. The Company determined it had met this condition between August 12 to August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020. As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

The Debentures were a level 3 financial liability with an embedded conversion feature. The debt and equity components were bifurcated, and the instrument valued to par at the issuance date. The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option. From the date of issuance, the liability component was accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive income (loss). The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641. The residual amount of $2,762,927 was recognized within equity as the value of the conversion option. For the year ended March 31, 2021, the Company recorded interest expense of $637,522 (2020 - $nil) related to the Debentures.

Convertible note

The Company had a convertible note (the "Note") with Large Scale Investments Limited ("Large Scale'), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for the principal amount of $2.0 million (the "Principal Amount"). The Note bore interest at 8% per annum, compounded monthly. Firewood, a related party of Burcon that has significant influence over the Company, is wholly owned by Mr. Alan Chan, a director of the Company.

On May 21, 2019, the Company and Large Scale amended (the "Amendment") the Note's Maturity Date to June 21, 2019, as well as providing Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct. In connection with the 2019 Rights Offering (note 9(a)), Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering. The offset was completed on June 25, 2019. The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

The conversion option was recorded as a derivative liability (note 16). Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of $nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The assumptions as at March 31, 2019 were as follows: expected volatility of 99%, expected dividend per share of $nil; risk-free rate of 1.63%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.1 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. As at March 31, 2019, the fair value of the net derivative liability was estimated to be $5,384. Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability was expensed during fiscal 2020 as financing expense.

8. Short-term loan

The Company had a short-term loan with Large Scale to provide Burcon with an unsecured loan for up to $1.5 million (the "Loan").The Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion. The Loan provided the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct.

In connection with the 2019 Rights Offering (note 9(a)), Large Scale exercised its right to offset the amounts due under the Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering. The offset was completed on June 25, 2019 for $1,436,629 against the principal amount. The balance of the principal amount of $63,371 and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

9. Shareholders’ equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

2020 Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share. The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model. During the year ended March 31, 2021, warrants were exercised for 2,285,500 Warrant Shares, providing proceeds of $4,571,000 to the Company. As March 31, 2021, 1,424,400 Warrants were outstanding.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares. Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022. The fair value of the Agents' Warrants was estimated at $249,305 using the Black-Scholes pricing model. During the year ended March 31, 2021, 207,754 Agents' Warrants were exercised, providing proceeds of $415,508 to the Company. At March 31, 2021, 311,632 Agents' Warrants were outstanding.

In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the "2019 Rights Offering") for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121, and net proceeds of $15,284,430. Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the "2019 Rights") for each common share held by such shareholder. Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

The Company's directors, officers and persons controlling over 10% of the common shares of the Company agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

Of the net proceeds of the 2019 Rights Offering, $2,565,022 were used to repay the Note and accrued interest to Large Scale (note 7) and $1,607,183 has been used to repay the Loan and accrued interest to Large Scale (note 8).

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

  c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2021, 4,949,106 (2020 - 4,507,606) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $8.05 per common share. An additional 5,894,031 (2020 - 5,172,357) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of up to 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2021		2020

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of year	4,507,606	3.32	3,953,739	3.46

Granted	1,253,000	3.95	757,000	1.88
Exercised	(94,000)	0.56	(173,000)	0.41
Expired	(717,500)	9.51	—	—
Cancelled	—	—	(30,133)	1.96

Outstanding - End of year	4,949,106	2.63	4,507,606	3.32

The following table summarizes information about stock options outstanding and exercisable at March 31, 2021:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at March 31, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at March 31, 2021	Weighted average exercise price $

0.23 - 0.69	832,333	7.50	0.39	672,666	0.43
1.88 - 4.73	4,016,773	5.80	2.98	2,930,770	2.83
6.78 - 8.05	100,000	0.57	7.54	100,000	7.54

	4,949,106	5.98	2.63	3,703,436	2.52

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2021	2020

Dividend yield	0.0%	0.0%
Expected volatility	78.5%	75.1%
Risk-free interest rate	0.5%	1.3%
Expected forfeitures	7.2%	7.7%
Expected average option term (years)	6.7	7.9

The expected forfeitures are based on historical forfeitures. The expected volatility is based on historical volatility and also historical volatilities of a group of comparable public companies. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2021 was $2.73 (2020 - $1.36) per option.

Included in research and development expenses is $7,706 (2020 - $16,757) (note 10) and in general and administrative expenses (salaries and benefits) is $1,550,828 (2020 - $469,472) (note 11) of stock-based compensation. Included in deferred development costs is $319,610 (March 31, 2020 - $50,660) (note 4) of stock-based compensation.

10. Research and development

	2021 $	2020 $

Salaries and benefits (note 9)	1,602,709	1,317,920
Laboratory operation	305,135	290,336
Amortization of property and equipment	225,180	72,187
Rent	108,346	87,720
Analyses and testing	62,874	55,740
Travel and meals	—	16,554
Gross research and development expenses	2,304,244	1,840,457
Allocated to deferred development costs	(1,163,856)	(655,132)
Allocated to inventory production	(726,383)	(463,474)

Net research and development expenses	414,005	721,851

Research and development expenses have been reduced by COVID-19 subsidies of $115,013 (2021 - $nil) from the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy programs ("CERS"), as well as a Manitoba government training grant of $45,099 (2020 - $21,529).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

11. General and administrative

	2021 $	2020 $

Salaries and benefits (note 9)	2,635,873	1,350,824
Professional fees	465,226	274,356
Investor relations	247,735	131,646
Office supplies and services (note 13)	170,494	165,050
Transfer agent and filing fees	57,030	27,289
Amortization	47,474	1,949
Financing expense (notes 5 and 13)	23,790	88,920
Other	6,272	3,788
Travel and meals	248	66,225
Rent	—	76,226

	3,654,142	2,186,273

Salaries and benefits have been reduced by $145,765 from COVID-19 subsidies received from the CEWS program.

12.  Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2021 $	2020 $
Loss for the year, being loss attributable to common shareholders - basic and diluted	(617,492)	(4,633,494)

Weighted average common shares - basic and diluted	102,890,726	78,935,751

Basic and diluted loss per share	(0.01)	(0.06)

For the years ended March 31, 2021 and 2020, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

13.  Related party transactions

The Company engaged an entity that is related by virtue of common officers for the following related party transactions:

  For the year ended March 31, 2021, the Company made payments of $4,584 (2020 - $75,006) for office space rental.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)
  For the year ended March 31, 2021, included in general and administrative expenses (management fees) are $2,241 (2020 - $1,181), for services provided to the Company.  At March 31, 2021, $75 (2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the year ended March 31, 2021, included in interest and other income is $7,709 (2020 - $14,197) for management services provided by the Company.  At March 31, 2021, $437 (2020 - $1,785), of this amount is included in amounts receivable.

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  (See note 5 for details).

In connection with the LC, Burcon Holdings entered into the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the year ended March 31, 2021, Burcon recorded interest income of $120,205 (2020 - $nil) related to the Merit Loan, of which $nil was included in amounts receivable as at March 31, 2021 (March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the year ended March 31, 2021, the Company made total convertible debenture interest payments of $126,803 to these directors and officer.

Burcon had the Loan (note 8) and Note (note 7) with Large Scale, a company that is wholly owned by Firewood.  For the year ended March 31, 2020, included in interest expense is $56,502 related to the Note and $60,756 related to the Loan.

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap, former chief executive officer of the Company, was adjusted from $0.69 per share to $0.45 per share.  The Company recorded $85,420 as financing expense during fiscal 2020.  During the year ended March 31, 2020, Dr. Yap exercised the warrants for 1,182,099 common shares.

14. Key management compensation

Key management includes the Company's Chief Executive Officer.  Remuneration of directors and key management personnel comprises:

	2021 $	2020 $

Short-term benefits	491,012	387,822
Option-based awards	1,367,502	372,223

	1,858,514	760,045

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors' participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 9 to the consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

15.    Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:
	2021 $	2020 $
Recovery of income taxes based on the combined statutory income tax rate of 27.0% (2020 - 27.0%)	(167,000)	(1,251,000)
Changes in unrecognized deferred tax assets	(414,000)	1,384,000
Financing costs	(1,000)	(316,000)
Non-deductible items and tax adjustments	582,000	183,000

Recovery of income taxes	—	—

As at March 31, 2021 the Company has non-capital losses of approximately $62,755,000 (2020 - $58,032,000) available to reduce taxable income in future years. These losses expire as follows:

$

2026	800,000
2027	1,124,000
2028	1,344,000
2029	1,596,000
2030	2,691,000
2031	4,358,000
2032	5,327,000
2033	4,606,000
2034	5,507,000
2035	5,623,000
2036	4,895,000
2037	4,612,000
2038	5,303,000
2039	5,215,000
2040	4,472,000
2041	5,282,000
62,755,000

In addition, the Company has SR&ED expenditures of approximately $15,130,000 available to carry forward indefinitely.

ITCs of $5,032,000 may be used to offset deferred income taxes otherwise payable and expiring between 2022 and 2040.

For the year ended March 31, 2021, included in interest and other income is $nil (2020 - $18,655) of refundable ITCs, of which $18,655 is included in amounts receivable at March 31, 2021 (2020 - $18,655).The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)
	2021 $	2020 $
Deferred income tax assets (liability)
SR&ED expenditures	4,073,000	4,073,000
Losses from operations carried forward	16,943,000	15,668,000
Investment in Merit Foods	(918,000)	215,000
Deferred development costs	(962,000)	(386,000)
Interest expense	—	(2,000)
Financing costs	245,000	334,000
Property and equipment	245,000	132,000
Right-of-Use assets/liability	(5,000)	—
Unrecognized deferred income tax assets	19,621,000	20,034,000
Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

16.   Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

An expected credit loss provision of $74,193 has been recognized in relation to the loan to Merit Foods and included in interest and other expense on the consolidated statement of operations and comprehensive loss.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the loan to Merit Foods that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the year ended March 31, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.36% per annum (2020 - 1.92% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at March 31, 2021 is estimated to be a $140,000 increase or decrease in interest income per year.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 16). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2021 is $1,418,049, all of which is due within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest, approximates their carrying values due to the short-term maturities of these financial instruments.

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2021 and 2020:

As at March 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	—	13,972,659	—	13,972,659
Amounts receivable	—	338,715	—	338,715
Loan to Merit Foods	—	2,893,511	—	2,967,704
Total	—	17,204,885	—	17,279,078
Financial liabilities
Accounts payable and accrued liabilities	—	—	1,418,049	1,418,049
Total	—	—	1,418,049	1,418,049

As at March 31, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	—	15,030,988	—	15,030,988
Amounts receivable	—	332,248	—	332,248
Loan to Merit Foods	—	2,659,830	—	2,659,830
Total	—	18,023,066	—	18,023,066
Financial liabilities
Accounts payable and accrued liabilities	—	—	1,067,251	1,067,251
Accrued interest	—	—	249,310	249,310
Convertible debentures	—	—	6,731,350	6,731,350
Total	—	—	8,047,911	8,047,911

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

Currency risk

 The Company has not hedged its exposure to currency fluctuations.  As at March 31, 2021 and 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2021	March 31, 2020
U.S. Dollars
Cash and cash equivalents	$27,752	$21,819
Amounts receivable	1,851	2,528
Accounts payable and accrued liabilities	—	(40,556)
Net exposure	$29,603	$(16,209)

Canadian dollar equivalent	$37,226	$(22,996)

Based on the above net exposure at March 31, 2021, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $3,000 (March 31, 2020 - $2,000) in the Company's loss from operations.

Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2021.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2021 and 2020 (Prepared in Canadian dollars)

17. Subsequent events

Subsequent to the year-end:

a) Warrants were exercised for 45,750 Warrant Shares for proceeds of $91,500;

b) 12,300 options were exercised at a weighted average exercise price of $0.85.

c) 88,000 options were granted to employees at an exercise price of $4.89 per share.

18. COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen in June 2020 after an initial lockdown, governments were required to reinstate lockdowns and closures when infection rates returned at the end of 2020 and early 2021.  Since March 2021, the supply of vaccines has become more secure in Canada and immunization rates are continuing to improve in Canada, the United States and may developed countries in the world.  The duration and long-term effects of the pandemic is unknown at this time.

In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not had significant adverse effect on Burcon's and Merit Foods' business operations to-date, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

Governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies.  Burcon has received Canadian government assistance through the CEWS and CERS programs.  See notes 10 and 11 for details.